Annual Shareholder Meeting Results

PIMCO Income Strategy Fund held their annual meetings of shareholders on June 30, 2016. Shareholders voted as indicated below.

PIMCO Income Strategy Fund

Re election of Craig A. Dawson(1) Class III to serve until the annual Meeting for the 2018 2019 fiscal year

            Withheld
Affirmative Authority
21,177,896  551,387


Re election of John C. Maney(1) Class III to serve until the annual Meeting for the 2018 2019 fiscal year

22,179,762  549,521


Re election of Bradford K. Gallagher Class III to serve until the annual Meeting for the 2017 2018 fiscal year

22,156,490  572,793

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Hans W. Kertess, James A. Jacobson, William B. Ogden, IV and Alan Rappaport continued to serve as Trustees of the Fund.

(1) Interested Trustee